@aUNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    April 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated April 29, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: April 29, 2008

Signed: /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN CONTINUES TO HIT HIGH GRADE GOLD INTERCEPTS IN ESAASE INFILL PROGRAM

Vancouver, BC, April 29, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce the results of three new infill drill holes in the high grade north resource area along the A-1 structure as well as seven holes drilled into the recently discovered D-1 zone. The best intercept was from drill hole KERC317, which encountered 73 meters of 3.23 g/t.  The collar of KERC317 is 60 meters south of the collar of KERC264 where Keegan had previously intercepted 42 meters of 8.75 g/t Au (see NR dated February 11, 2008).  Results from drill holes KEDD303 and KEDD302 confirm high grade mineralization down dip in this portion of the deposit, intercepting 32 meters of 4.47 g/t Au and 21 meters of 2.6 g/t Au respectively.  Keegan is continuing to drill both infill and extension holes in the northern portion of the deposit, which continues to show high grade potential.

Of the drill holes testing the geometry of the newly discovered D-1 zone, the best was KERC305, which intercepted 41 meters of 1.3 g/t Au.  Continued drilling in the D-1 area reveals that the best mineralization occurs at the intersection of the main structure and a sub-parallel intrusive sill.  Mineralization remains open along strike in both directions.

Other results from holes targeting large north step-outs of the A-1 zone are still pending.

Please see www.keeganresources.com for a map showing collar locations.

Table 1. Initial intercepts from the 2008 infill drill program, Esaase gold deposit.

Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
Infill holes from the northern Resource Area (A-1)					Stepout Holes in the D-1 zone
KEDD302	130	141	11	0.75	KERC305	92	133	41	1.3
KEDD302	189	194	5	1.11	KEDD306	148	162.5	14.5	0.62
KEDD302	264	285	21	2.6	KEDD306	168.75	174	5.25	0.77
including	266	267	1	13.41	KEDD307	116	127	11	1.07
and	277	278	1	21.85	KEDD307	193	201	8	0.85
KEDD303	63	75	12	0.5	KEDD308	142	147	5	1.06
KEDD303	238	270	32	4.47	KERC309	105	116	11	0.86
including	253	254	1	17.05	KERC310	34	39	5	0.62
and	262	263	1	13.84	KERC310	46	51	5	1.51
KERC317	39	112	73	3.23	KEDD311	91	96	5	0.51
including	47	48	1	34.9
including	57	58	1	23.8
including	79	80	1	11.65
including	108	109	1	12.9

President and CEO Dan McCoy states: "These continued high grade intercepts in the north resource area, occurring close to surface, show excellent potential for the starter pit as do the high grade extension of the A-1 structure to the south. As we continue to understand the geologic controls of this large and robust gold system, we believe we will have significant room to increase the value of the growing deposit, both within the existing resource as well as along strike, down dip, at depth and along parallel structures."

In response to recent speculation, Keegan is pleased to report that there have been no changes to Ghanaian Mining Laws with respect to government royalties or ownership interests.  Keegan's contacts high within the Mineral Commission of Ghana, the chief mining regulatory body in Ghana, have reported to Keegan that they are unaware of any current or future plans to revise the law.  Keegan has full mining leases for both the Esaase and Jeni Concessions, which jointly make up the Esaase Project.  Under the current law the government retains a 10% ownership and a 3.5% Net Smelter Royalty.  Keegan has been informed that the Minerals Commission does not anticipate any changes in that regard at this time.

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported. Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west. The drill holes are oriented at 110 degrees azimuth and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources: Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO
For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

KEEGAN RESOURCES INC.

Esaase Concession Drill Hole Results

Focused Exploration Providing Growth

Received Holes that targeted D1 structure
KEDD306
KERC305
KEDD308
KEDD307
KEDD311
KERC309
KERC310
N
0
200
400
meters
Pending Holes that targeted A-1 structure
A-1 structure
D-1 structure
North Resource Zone Infill and Step out Program
KEDD302
KERC317
KEDD303
LEGEND
Intercepts in attached spreadsheet
Assays Pending
Previously Released
Currently Defined Resource Area (43-101 compliant)